EXHIBIT 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 16, 2022

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations for the fourth quarter and the fiscal years ended December 31, 2021, 2020, and 2019, our cash flows for the fiscal years ended December 31, 2021 and 2020, and our financial position as of December 31, 2021. You should read this MD&A together with our sets of audited consolidated financial statements and the accompanying notes for the fiscal years ended December 31, 2021, 2020, and 2019. Additional information regarding Shopify, including our 2021 annual information form and our annual report on Form 40-F for the year ended December 31, 2021, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars ("USD") except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed fiscal year with the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking Statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking Statements

This MD&A contains forward-looking statements under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as "aim", “may”, “will”, “could”, “expects”, "further", “plans”, “anticipates”, “believes”, “potential”, “continue”, "estimate", or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•the extent of the impact of the novel coronavirus ("COVID-19") on our business, financial performance, revenues, and results of operations;
•our expectation that the majority of Shopify employees will work remotely permanently ("digital-by-design");
•our plan to repurpose or reconfigure our remaining office space and potentially terminate additional leases or sublet other spaces;

•our exploration of new ways to accelerate checkout;
•our ability to make it easier for merchants to manage their storefronts via their mobile devices;
•the achievement of innovations and enhancements to, and expansion of, our platform and our solutions;
•whether a merchant using Shopify will ever need to re-platform;
•the continued growth of our app developer, theme designer and partner ecosystem and the effect on the growth of our merchant base;
•the continued expansion of the number of channels for merchants to transact through;
•our plan to continue making investments in our business to drive future growth;
•our expectation that we will continue to invest in and optimize Shopify Fulfillment Network to provide our merchants with fast and affordable fulfillment;
•our expectation that we may experience more normalized growth in gross merchandise volume ("GMV") against a more measured macro environment relative to 2021, but also expect that changed behaviours adopted by merchants and consumers that were driven by COVID-19 will continue to expand the prospects for entrepreneurship and digital commerce;
•our expectation that as we develop Shopify Fulfillment Network and 6 River Systems Inc. ("6RS"), these initiatives will be dilutive to the gross margin percentage of merchant solutions;
•our expectation that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage;
•our expectation that as a result of the continued growth of our merchant solutions offerings, seasonality will continue to affect our quarterly results and our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;
•our expectation that our results of operations will be adversely impacted by an increase in the value of the Canadian dollar ("CAD") relative to the USD;
•our expectation that as we roll out local currency billing options in geographies outside of North America, a decrease in the value of other currencies relative to the USD will negatively impact our reported subscription revenue and Monthly Recurring Revenue ("MRR");
•our expectation that over time, any impact to MRR from local currency billing will be offset by reduced friction and an enhanced in-market experience, which we anticipate will attract more merchants to our platform and our merchant solutions;
•our expectation that sales and marketing expenses will increase in absolute dollars but decline as a percentage of total revenues over time;
•our expectation that our research and development expenses will increase in absolute dollars as we continue to increase the functionality of our platform, but will decline as a percentage of total revenues over time;
•our expectation that general and administrative expenses will increase on an absolute dollar basis, but may decrease as a percentage of our total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business;
•our expectation that transaction and loan losses related to Shopify Payments, Shop Pay Installments, Shopify Balance and Shopify Capital will increase on an absolute dollar basis over time as merchant penetration and adoption grow;
•the change in fair value of certain equity and other investments which may fluctuate period to period, and may cause volatility to our earnings;
•our expectation that the overall trend of merchant solutions revenue making up an increasing component of total revenues over time, most notably in the fourth quarter due to higher holiday volume, will continue over time;
•our future obligation to purchase outstanding 0.125% convertible senior notes due 2025 (the "Notes") on the occurrence of a fundamental change;
•our belief that we have sufficient liquidity to meet our current and planned financial obligations over the next 12 months;
•our future financing requirements and the availability of capital;
•the future value of our investment income, in particular as a result of changes in interest rates, fair value or due to observable changes in price or impairments;
•the fair market value of the Notes as a result of changes in interest rates or the price of our Class A subordinate voting shares;

•expected credit losses as a result of macroeconomic factors;
•our expectations regarding contractual obligations and contingencies;
•the impact of inflation on our costs and operations and on our merchants sales;
•our accounting estimates, allowances, provisions, and assumptions made in the preparation of our financial statements; and
•our expectations regarding the impact of recently adopted accounting standards.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•our belief that the near-term costs of reducing our leased footprint and transitioning remaining spaces to their future intended purpose will yield longer-term benefits;
•our ability to increase the functionality of our platform;
•our ability to offer more sales channels that can connect to the platform;
•our belief in the increasing importance of a multi-channel platform that is both fully integrated and easy to use;
•our belief that an increasing awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants;
•our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;
•our ability to expand our merchant base, retain revenue from existing merchants as they grow their businesses, and increase sales to both new and existing merchants, including our ability to retain merchants that have moved from physical retail to ecommerce as a result of the COVID-19 pandemic;
•our belief that ecommerce growth will proceed at a normalized rate in 2022, supported by healthy economic growth and continued penetration of retail by ecommerce;
•our ability to manage our growth effectively;
•our ability to protect our intellectual property rights;
•our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform;
•our ability to develop new solutions to extend the functionality of our platform and provide a high level of merchant service and support;
•our ability to hire, retain and motivate qualified personnel and to manage our operations in a digital-by-design model;
•our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;
•our belief that our strategic investments and acquisitions will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants and help drive our growth;
•our ability to achieve our revenue growth objectives while controlling costs and expenses, and our ability to achieve or maintain profitability;
•our belief that MRR is most closely correlated with the long-term value of our merchant relationships;
•our assumptions regarding the principal competitive factors in our markets;
•our ability to predict future commerce trends and technology;
•our assumptions that higher margin solutions such as Shopify Capital and Shopify Shipping will continue to grow through increased adoption and international expansion;
•our expectation that Shopify Payments will continue to expand internationally;
•our expectation that Shopify Fulfillment Network will scale and grow as we optimize the network, and we will continue to invest to support this growth;
•our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining revenue from existing merchants and in increasing revenues from both;

•our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;
•our ability to retain key personnel;
•our ability to protect against currency, interest rate, concentration of credit and inflation risks;
•our assumptions as to our future expenses and financing requirements;
•our assumptions as to our critical accounting policies and estimates; and
•our assumptions as to the effects of accounting pronouncements to be adopted.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2021 and elsewhere in this MD&A, including but not limited to risks relating to:

•sustaining our rapid growth;
•managing our growth;
•our potential inability to compete successfully against current and future competitors;
•the security of personal information we store relating to merchants and their buyers, as well as consumers with whom we have a direct relationship including users of our apps;
•a denial of service attack or security breach;
•our ability to innovate;
•our limited operating history in new and developing markets and new geographic regions;
•international sales and operations and the use of our platform in various countries;
•our current reliance on a single supplier to provide the technology we offer through Shopify Payments;
•the reliance of our growth in part on the success of our strategic relationships with third parties;
•our potential inability to hire, retain and motivate qualified personnel;
•our use of a single cloud-based platform to deliver our services;
•complex and changing laws and regulations worldwide;
•our dependence on the continued services and performance of our senior management and other key employees;
•the COVID-19 pandemic and its impact on our business, financial condition and results of operations including the impact of measures taken to contain the virus and the impact on the global economy and consumer spending and on our merchants' and partners' ecosystem;
•payments processed through Shopify Payments, Shop Pay Installments, or payments processed or funds managed through Shopify Balance;
•our history of losses and our potential inability to maintain profitability;
•our potential failure to effectively maintain, promote and enhance our brand;
•serious errors or defects in our software or hardware;
•our potential inability to achieve or maintain data transmission capacity;
•activities of merchants or partners or the content of merchants' shops and our ability to detect and address unauthorized activity on our platform;
•evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services;
•acquisitions and investments, including strategic investments;
•our ability to successfully scale, optimize and operate Shopify Fulfillment Network;
•risks associated with Shopify Capital, and offering financing to merchants;
•potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings;
•our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;
•the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses ("SMBs") or their buyers;
•manufacturing and supply chain risks;

•unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns;
•being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants;
•the interoperability of our platform with mobile devices and operating systems;
•changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;
•our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;
•our pricing decisions for our solutions;
•our use of open source software;
•seasonal fluctuations;
•exchange rate fluctuations that may negatively affect our results of operations;
•our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce;
•provisions of our financial instruments including the Notes;
•our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;
•our tax loss carryforwards;
•ownership of our shares;
•our sensitivity to interest rate fluctuations; and
•our concentration of credit risk, and the ability to mitigate that risk using third parties, and the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

COVID-19
In light of the ongoing COVID-19 pandemic, we have continued to focus on the health and well-being of our employees, partners, service providers, and communities. We have also accelerated products that we believe will best serve our merchants as they deal with the challenges of COVID-19.
Beginning in March 2020, we observed sustained strong momentum in GMV, buoyed by restrictions related to COVID-19, as consumers looked for ways to purchase at a safe distance, utilizing ecommerce and benefiting from features such as curbside pickup and local delivery. The momentum continued throughout the year ended December 31, 2021, albeit at a slower pace, as we experienced an increase in GMV relative to the preceding fiscal year. The increase was driven by traditional retail businesses expanding or migrating their operations online with our platform and services as well as by an increase in the number of merchants using our retail Point-of-Sale ("POS") solutions. While we believe that the COVID-triggered acceleration of ecommerce that spilled into the first half of 2021 in the form of lockdowns and government stimulus will be absent from 2022, we see healthy economic growth supporting the continued penetration of retail by ecommerce. The effect of COVID-19 on other aspects of our results of operations and financial performance in the long-term, such as revenues, remains uncertain and may only be reflected in future periods.
The effects of COVID-19 have led us to reimagine the way we work resulting in the decision to be a "digital-by-design" company. Shopify employees continued to work remotely in 2021 and beyond 2021, Shopify will continue to embrace this digital-first way of thinking, working, and operating with the intention that the majority of employees will work remotely permanently. We believe the near-term costs of reducing our leased footprint and transitioning remaining spaces to their future intended purpose, including use for team collaboration and events, will yield longer-term benefits, including leveling the playing field for employees who already work from home, helping our employees stay healthy and safe, opening ourselves up to a diverse global talent pool, eliminating unnecessary commutes and fast-tracking new and better ways to work together that are more productive and rewarding. As a result of this decision, in the second quarter of 2020 we terminated certain lease agreements or sought to sublet space at certain office locations. In the third quarter of 2021, we ceased use of additional office space and began the process to terminate lease agreements or seek to sublet space at certain office locations resulting in an impairment charge of $30.1 million in the year ended December 31, 2021. We continue to assess the ongoing need for the remaining offices and may repurpose them to accommodate physical distancing measures, further reconfigure them for use in a digital-by-design framework, or look to sublease or terminate the related leases in the future.

Overview

Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for simplicity and reliability, while delivering a better shopping experience for consumers everywhere.

In an era where social media, cloud computing, mobile devices, augmented reality and data analytics are creating new possibilities for commerce, Shopify provides differentiated value by offering merchants:

A multi-channel front end. Our software enables merchants to easily display, manage, market and sell their products across over a dozen different sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, social media storefronts, native mobile apps, buy buttons, and marketplaces. More than two-thirds of our merchants have installed two or more channels. The Shopify application program interface ("API") has been developed to support custom storefronts that let merchants sell anywhere, in any language.

A single integrated back end. Our software provides one single integrated, easy-to-use back end that merchants use to manage their business and buyers across these multiple sales channels. Merchants use their Shopify dashboard, which is available in 21 languages, to manage products and inventory, process orders and payments, fulfill and ship orders, discover new buyers and build customer relationships, source products, leverage analytics and reporting, manage cash, payments and transactions, and access financing.

A data advantage. Our software is delivered to merchants as a service, and operates on a shared infrastructure. This cloud-based infrastructure not only relieves merchants from running and securing their own hardware, it also consolidates data generated by the interactions between buyers and a merchant's products, providing rich data to inform merchant decisions. With a large, rapidly growing and highly qualified team of data personnel, we expect to continue leveraging data for the benefit of our merchants with critical safeguards in place to ensure privacy, security and compliance.

Shopify also enables merchants to build their own brand, leverage mobile technology, sell internationally, and handle massive traffic spikes with flexible infrastructure:

Brand ownership. Shopify is designed to help our merchants own their brand, develop a direct relationship with their buyers, and make their buyer experience memorable and distinctive. We recognize that in a world where buyers have more choices than ever before, a merchant’s brand is increasingly important. The Shopify platform is designed to allow a merchant to keep their brand present in every interaction to build buyer loyalty and competitive advantage. While our platform is designed to empower merchants first, merchants benefit when buyers are confident that their payments are secure. We believe that awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants in an increasingly competitive market. For merchants using Shopify Payments, buyers are already getting a superior experience, with features such as Shop Pay and Shop Pay Installments, and with our investments in additional buyer touchpoints, such as retail, shipping, fulfillment, and Shop, our all-in-one digital shopping companion app, brands that sell on Shopify can offer buyers an end-to-end, managed shopping experience that previously was only available to much larger businesses.

Mobile. As ecommerce expands as a percentage of overall retail transactions, a trend that accelerated in 2020 when the global COVID-19 pandemic necessitated physically distanced commerce, buyers expect to be able to transact anywhere, anytime, on any device through an experience that is simple, seamless, and secure. As transactions over mobile devices represent the majority of transactions across online stores powered by Shopify, the mobile experience is a merchant’s primary and most important interaction with online buyers. Shopify has focused on enabling mobile commerce, and the Shopify platform includes a mobile-optimized checkout system, designed to enable merchants’ buyers to more easily buy products over mobile websites. Our merchants are able to offer their buyers a quick and secure check-out option by using Shop Pay, Apple Pay, Facebook Pay, and Google Pay on the web, and we continue to explore other new ways to offer payment flexibility and accelerated checkout. Just as Shopify's tools enable retailers to sell directly to their buyers through online stores, the Shop app provides merchants that same direct sales power through an app. The Shop app is a digital shopping assistant that is available to buyers on iOS and Android mobile devices. Buyers use the Shop app to track packages, discover products from their favorite merchants, and engage with brands directly, which helps merchants increase the loyalty and lifetime value of their buyers. Shopify’s mobile capabilities are not limited to the front end: merchants who are often on-the-go find themselves managing their storefronts via their mobile devices, and Shopify continues to strive to make it easier to do so.

Global. Commerce thrives when merchants are able to build a global brand and commerce beyond their own borders with little friction. Shopify Markets, a product introduced in 2021, enables merchants to manage localized storefronts in different countries through one global store, making cross-border commerce easier for entrepreneurs. With Shopify Markets, merchants can easily set up market-specific buying experiences, enabling buyers to shop in their local currencies, languages, domains, and payment methods. Shopify Markets also automatically calculates duty and import fees. Such tailored experiences are designed to increase local buyer trust and conversion, enabling merchants to enter new geographies more easily. Shopify Markets complements our partnership with Global-E, an offering for merchants who want to fully outsource their cross-border business with an approved third-party partner.

Infrastructure. We build our platform to address the growing challenges facing merchants and with the aim of making complex tasks simple. The Shopify platform is engineered to enterprise-level standards and functionality and designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons, and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

This combination of ease of use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate larger merchants, with additional functionality, scalability and support requirements. The Shopify Plus plan also appeals to larger merchants not already on Shopify who want to migrate from their expensive and complex legacy solutions and get more functionality.

Sustainability

Shopify is a company that wants to see the next century, and has taken many steps to build a sustainable company, including committing to carbon neutrality. As part of this commitment, in 2019, we decommissioned our data centres and migrated our platform to Google Cloud, which is 100% powered by renewable energy.

Because we view commerce as a powerful vehicle for positive systemic change, as part of our focus on the long term, in 2019 Shopify launched a sustainability fund with the intent to commit at least $5 million annually to fund what Shopify believes are the most promising and impactful technologies and projects to combat climate change, with a bias toward solutions that remove carbon from the atmosphere and permanently lock it away, as opposed to traditional offsets that pay others to avoid carbon emissions. In 2021, our sustainability fund invested in offsetting our operational footprint during the year, purchasing renewable energy certificates for our office buildings and employee home offices as well as purchasing carbon removal to completely eliminate the impact of carbon emissions from shipping every single order on our platform over the Black Friday/Cyber Monday shopping weekend. In addition, we continuously offset all carbon emissions associated with shipping orders placed using Shop Pay, our checkout accelerator. We give our merchants the ability to offset the carbon emissions associated with shipping all their orders via Offset, an app we launched in 2020.

Ecosystem

A rich ecosystem of app developers, theme designers and other partners, such as digital and service professionals, marketers, photographers, and affiliates has evolved around the Shopify platform. More than 40,000 of these partners have referred merchants to Shopify over the last year, and this strong, symbiotic relationship was further strengthened in the second half of 2021 when we extended more generous revenue sharing terms with app and theme developers. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our API and the more than 8,000 apps available in the Shopify App Store. The partner ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Business Overview

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes, from aspirational entrepreneurs to companies with large-scale, direct-to-consumer operations realize their potential at all stages of their business life cycle. While our platform can scale to meet the needs of large merchants, we focus on selling to small and medium-sized businesses and entrepreneurs. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the year ended December 31, 2021, our platform facilitated GMV of $175.4 billion, representing an increase of 46.7% from the year ended December 31, 2020. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators”.

Our business has experienced rapid growth. During the year ended December 31, 2021, our total revenue was $4,611.9 million, an increase of 57.4% versus the year ended December 31, 2020. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the year ended December 31, 2021, subscription solutions revenues accounted for 29.1% of our total revenues (31.0% in the year ended December 31, 2020). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, is offered at a starting rate that is several times that of our standard Shopify plans. Shopify Plus solves for the complexity of merchants as they grow and scale globally, offering additional functionality, and support, including features like Shopify Flow and Launchpad, for ecommerce automation, and dedicated account management where appropriate. Allbirds, Gymshark, Heinz, Tupperware, FTD, Netflix and FIGS are a few of the Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve. We also expect to expand the number of markets where we bill in local currency in order to reduce friction and attract more merchants to our platform.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform, including variable platform fees, as well as through the sale of subscriptions to our POS Pro offering, the sale of themes, the sale of apps, and the registration of domain names. Subscription solutions revenues increased from $908.8 million in the year ended December 31, 2020 to $1,342.3 million in the year ended December 31, 2021, representing an increase of 47.7%. Our merchants typically enter into monthly subscription agreements. The revenue from these agreements is recognized over time on a ratable basis over the contractual term and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe MRR is most closely correlated with the long-term value of our merchant relationships. As of December 31, 2021, MRR totaled $102.0 million, representing an increase of 23.5% relative to MRR at December 31, 2020. In the year ended December 31, 2021, subscription solutions revenue grew at a faster rate than MRR due to the increase in merchants joining the platform in 2020 after obtaining the extended 90-day free trial which resulted in lower subscription revenues during the trial period in 2020. Furthermore, the growth is attributable to platform fees increasing as a percentage of total subscription solutions, which was offset slightly by lower app and theme related revenue due to revised pricing terms with developer partners beginning in the third quarter of 2021. A detailed description of this metric is presented below in the section entitled, "Key Performance Indicators". As at December 31, 2021, we host millions of merchants on our platform.
We offer a variety of merchant solutions that are designed to add value to our merchants and augment our subscription solutions. During the year ended December 31, 2021, merchant solutions revenues accounted for 70.9% of total revenues (69.0% in the year ended December 31, 2020). We principally generate merchant solutions revenues from payment processing fees and currency conversion fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees and currency conversion fees from Shopify Payments, we also generate merchant solutions revenue from other transaction services, referral fees, advertising revenue on the Shopify App Store, Shopify Capital, Shop Pay Installments, Shopify Balance, Shopify Shipping, Shopify Fulfillment Network, collaborative warehouse fulfillment solutions, non-cash consideration obtained for services rendered as part of strategic partnerships, the sale of POS hardware, Shopify Email and Shopify Markets. Shopify Capital is currently available for merchants in the United States, the United Kingdom and Canada. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $2,020.7 million in the year ended December 31, 2020 to $3,269.5 million in the year ended December 31, 2021, representing an increase of 61.8%.
Our business model is driven by our ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals, business sizes, and geographies and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, retain merchants as they grow their businesses on our platform, offer more sales channels that connect merchants with their specific target audience, develop new solutions to extend our platform’s functionality and catalyze merchants’ sales growth, enhance our ecosystem and partner programs, provide a high level of merchant support, hire, retain and motivate qualified personnel, and build with a focus on maximizing long-term value.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants.

Consistent with investing for the long-term, in 2019 we began building Shopify Fulfillment Network, a network of distributed third-party fulfillment centers across the United States and Canada, to help merchants deliver orders to buyers quickly and cost-effectively, while putting their own brand and customer experience front and center. In 2021, we began building out our own warehouse in Atlanta to test 6RS and Shopify fulfillment under real-world conditions at scale. We intend to consolidate the network into larger, strategically located hub warehouses, and to operate several of them ourselves, while partnering as needed. Additionally, we are simplifying our offer to merchants and unifying the network using warehouse management software we developed to improve quality, operational performance, and variable cost per unit. We expect to continue to invest in and optimize this offering to further support our merchants.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR") and Gross Merchandise Volume ("GMV"). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table shows MRR and GMV for the years ended December 31, 2021 and 2020.

	Years ended December 31,
	2021	2020
	(in thousands)
Monthly Recurring Revenue	$102,022	$82,611
Gross Merchandise Volume	$175,361,814	$119,577,147

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee, which excludes variable platform fees, in effect on the last day of that period, assuming they maintain their subscription plans the following month. Subscription plans to both our platform and our POS Pro offering are included in this calculation. When applicable, MRR relating to subscription plans billed in a merchant's local currency is converted to USD using the respective currency exchange rate as of the period end date. Merchants on free trials are excluded from this calculation through the duration of the free trial. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue, which makes up the majority of our subscription solutions revenue. We had $102.0 million of MRR as at December 31, 2021 compared to $82.6 million as at December 31, 2020. In the year ended December 31, 2020, our MRR growth rate increased significantly which was driven by shops that were created during the extended free trial period offered from March 21, 2020 to May 31, 2020 remaining on the platform and converting to paying merchants in the year. In the year ended December 31, 2021 we observed a lower MRR growth rate, relative to the year ended December 31, 2020 due to the influx of merchants joining the platform during the early days of the COVID-19 pandemic, supported by a number of initiatives to help merchants quickly and easily start selling, such as the extended free trial offered to all new standard merchants. Going forward, we expect to expand the number of markets where we bill in local currency, and that over time any impact to MRR will be more than offset by the fact that the reduced friction and enhanced in-market experience will attract more merchants to our platform who make use of our merchant solutions.

Gross Merchandise Volume

GMV is the total dollar value of orders facilitated through our platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV facilitated through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV facilitated through our platform. For the years ended December 31, 2021 and 2020, we facilitated GMV of $175.4 billion and $119.6 billion, respectively. In the year ended December 31, 2021, we experienced sustained growth in GMV coming off the tailwinds of the shift to ecommerce accelerated by COVID-19 in 2020. Going forward, we expect more normalized growth in GMV against a more measured macro environment relative to 2021, but also expect that changed behaviours adopted by merchants and consumers in 2020 and 2021 driven by COVID-19 will continue to expand the prospects for entrepreneurship and digital commerce.

Factors Affecting the Comparability of Our Results

Change in Revenue Mix

As a result of the continued growth of Shopify Payments, revenue-sharing agreements, transaction fees, Shopify Shipping, Shopify Capital, Shopify Fulfillment Network, and non-cash consideration obtained for services rendered as part of strategic partnerships, our revenues from merchant solutions have generally increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on Shopify Payments, the biggest driver of merchant solutions revenue, are typically lower than on subscription solutions due to the associated third-party costs of providing this solution. We view this revenue stream as beneficial to our operating margins, as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. We expect the development of Shopify Fulfillment Network and 6RS to be dilutive to the gross margin percentage for merchant solutions in the short term. The lower margins on merchant solutions compared to subscription solutions means that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants facilitated through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While most of our revenues are denominated in USD, a significant portion of our operating expenses are incurred in CAD. As a result, our results of operations will be adversely impacted by an increase in the value of the CAD relative to the USD. As our operations continue to expand internationally, we may observe additional fluctuations in other foreign currencies, including GBP and EUR, as a result of offering local currency billing options and additional operating expenses. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-USD based payment processing and other merchant solutions revenues increase. Refer to the "Risks and Uncertainties—Foreign Currency Exchange Risk" section below for additional information on the effect on reported results of changes in foreign exchange rates.

Key Components of Results of Operations

Revenues

We derive revenues from subscription solutions and merchant solutions.

Subscription Solutions

We principally generate subscription solutions revenues through the sale of subscriptions to our platform, including variable platform fees, as well as through the sale of subscriptions to our POS Pro offering. We also generate associated subscription solutions revenues from the sale of themes, apps, and the registration of domain names.
We offer subscription plans with various price points, from entry level plans to Shopify Plus, a plan for merchants with higher-volume sales that offers additional functionality, scalability and support. Our subscription plans typically have a one-month term, although a small number of our merchants have annual or multi-year subscription terms. Subscription terms automatically renew unless notice of cancellation is provided in advance. Merchants purchase subscription plans directly from us. Subscription fees for all plans, except Shopify Plus, are paid to us at the start of the applicable subscription period, regardless of the length of the subscription period. Shopify Plus plans are billed in arrears. For subscription fees that are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue over time on a ratable basis over the contractual term. These subscription fees are non-refundable. Revenues from variable platform fees are based on the merchants' volume of sales and recognized as revenue when we have a right to invoice. They are classified within subscription solutions because they represent a variable component of the merchants' subscription fee.
We also generate additional subscription solutions revenues from merchants that have subscription plans with us through the sale of themes, apps, and the registration of domain names. Revenues from the sale of themes and apps are recognized at the time of the transaction. The right to use domain names is sold separately and is recognized on a ratable basis over the contractual term, which is typically an annual term. Revenues from the sale of apps and themes are recognized net of amounts attributable to the third-party developers. In the fourth quarter of 2021, we commenced recognizing revenue for the sale of themes on a net basis (as an agent) as a result of revised contract terms with our theme partners. Prior to this date, revenue from the sale of themes was recognized on a gross basis. Revenues from the sale of themes, apps, and the registration of domain names have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription arrangement or because they are charged on a recurring basis.
Merchant Solutions

We generate merchant solutions revenues from payment processing fees and currency conversion fees from Shopify Payments, transaction fees, referral fees from partners, advertising revenue on the Shopify App Store, Shopify Capital, Shop Pay Installments, Shopify Balance, Shopify Shipping, Shopify Fulfillment Network, collaborative warehouse fulfillment solutions, non-cash consideration obtained for services rendered as part of strategic partnerships, the sale of POS hardware, Shopify Email and Shopify Markets.

The significant majority of merchant solutions revenues are generated from Shopify Payments. Revenue from processing payments and currency conversion is recognized at the time of the transaction. For Shopify Payments transactions, processing payment fees are determined based in part on a percentage of the dollar amount processed plus a per transaction fee, where applicable. Currency conversion fees are determined based on a percentage of the dollar amount converted in a payment processing transaction, where applicable.
For subscription plans where the merchant does not sign up for Shopify Payments, we typically charge a transaction fee based on a percentage of GMV sold through the platform. We bill our merchants for transaction fees at the end of a 30-day billing cycle or when predetermined billing thresholds are surpassed. Any fees that have not been billed are accrued as an unbilled receivable at the end of the reporting period.

We also generate merchant solutions revenues in the form of referral fees from partners to which we direct business and with which we have an arrangement in place. Pursuant to terms of the agreements with our partners, these revenues can be recurring or non-recurring. Where the agreement provides for recurring payments to us, we typically earn revenues so long as the merchant that we have referred to the partner continues to use the services of the partner. Non-recurring revenues generally take the form of one-time payments that we receive when we initially refer the merchant to the partner. In either case, we recognize referral revenues when we are entitled to receive payment from the partner pursuant to the terms of the underlying agreement.
Advertising revenue is earned on the Shopify App Store as merchants click on the apps being advertised by our partners. We recognize advertising revenues when we are entitled to receive payment from the partner.
Shopify Capital, a merchant cash advance ("MCA") and loan program for eligible merchants, is offered in the United States, the United Kingdom and Canada to help eligible merchants secure financing and accelerate the growth of their business by providing access to simple, fast, and convenient working capital. We apply underwriting criteria prior to purchasing the eligible merchant's future receivables or making a loan to help assess collectibility. Under Shopify Capital, we purchase a designated amount of future receivables at a discount or make a loan. The advance, or the loan, is forwarded to the merchant at the time the related agreement is entered into, and the merchant remits a fixed percentage of their daily sales until the outstanding balance has been remitted. Certain merchant cash advances and loans are facilitated internally and originated by a bank partner, from whom we then purchase the merchant cash advances and loans obtaining all rights, title, and interest or discount for a fee calculated as a percentage of the merchant cash advance or loan's principal. Revenues for Shopify Capital are earned in accordance with the description below and are presented net of any deferred origination fees which are amortized over the contractual or expected term of the MCA or loan. For Shopify Capital MCAs, we apply a percentage of the remittances collected against the merchant's receivable balance, and a percentage, which is related to the discount, as merchant solutions revenue. For certain Shopify Capital loans, there is a fixed maximum repayment term. For certain other Shopify Capital loans, we calculate an expected repayment date. Using the merchant's contractual or expected repayment date, we calculate an effective interest rate based on the merchant's expected future payment volume to determine how much of a merchant's repayment to recognize as revenue and how much to apply against the merchant's receivable balance. We have mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada (“EDC”) to insure some of the MCAs and loans offered by Shopify Capital in the United States, the United Kingdom and Canada. Refer to the "Risks and Uncertainties—Concentration of Credit Risk" section below for additional information on these policies.
Shop Pay Installments, a "buy now pay later" product, enables merchants to sell their goods to buyers on an interest-free payment plan. Merchants will receive upfront payment for a sale, net of fees, without the worry associated with collecting future payments from the buyer. Revenues earned from Shop Pay Installments are recognized when a merchant makes a sale using this product, and is based on a percentage of the total order value. We earn and recognize a portion of the revenue from each merchant sale, with the majority of revenue earned and recognized by our third-party provider that bears the buyer underwriting and buyer credit risk associated with the product.
Shopify Balance, our money management product, offers merchants a no fee money management account with fast access to their cash, a card for spending online, on mobile, or in store, and rewards featuring cash back, perks, and discounts on everyday business spending. We recognize revenue at the time of the transaction as the card is used, with cash back rewards earned through the program netted against revenue.
Shopify Shipping allows merchants to buy and print outbound and return shipping labels and track orders directly within the Shopify platform. We bill our merchants when they have purchased shipping labels in excess of predetermined billing thresholds, and any charges that have not been billed are accrued as unbilled receivables at the end of the reporting period. For Shopify Shipping, fees are determined based on the type of labels purchased or the arrangement negotiated with third parties. We recognize revenue from Shopify Shipping net of shipping costs, as we are the agent in the arrangement with merchants.
Shopify Fulfillment Network is a dedicated network of fulfillment centers in the United States and Canada. Revenues related to warehouse storage and outbound shipping are recognized over time, as merchants receive and consume the benefits obtained from these services. The revenues related to picking, packaging, and preparing orders for shipment are recognized once the services have been rendered. In some instances, we offer an all-in fulfillment service that combines warehouse storage, picking, packaging and preparing orders for shipment, and outbound shipping. This all-in fulfillment service revenue is recognized over time from the point we receive and inbound the product up to delivery to the end-customer.
We offer collaborative warehouse fulfillment solutions in which revenues related to offering cloud-based software and collaborative mobile robots are recognized over time, over the contractual term, which can be up to five years. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.
From time to time, we receive non-cash consideration in the form of equity investments from customers with whom we have developed strategic partnerships. The non-cash consideration is measured as the fair value at the inception of the contract, and any changes in fair value after contract inception are excluded from revenue, and classified within "other income, net" in the consolidated statement of operations and comprehensive income. As we are required to provide referral services and other services to support the partners' merchant offerings over the period of the performance obligations, revenue is deferred and recognized over time on a ratable basis over the expected terms of the contracts, which are typically three to seven years in length.
In connection with Shopify POS, a sales channel that lets merchants sell their products and accept payments in-person from a mobile device, we sell compatible hardware products which are sourced from third-party vendors. We recognize revenues from the sale of POS hardware when title passes to the merchant in accordance with the shipping terms of the sale.
Shopify Email, launched in 2019, is our native email marketing tool designed to enable merchants to create, run, and track email marketing campaigns from within the merchant admin, and help merchants to build direct relationships with buyers. Revenue from Shopify Email is based on the merchants' volume of emails sent and recognized as revenue when we have a right to invoice.
Shopify Markets, our end-to-end cross-border commerce product offering launched in 2021, integrates services to centralize the platform's cross-border capabilities and enable merchants to penetrate the global commerce market. Shopify Markets leverages our existing transactional services and partnerships from which the Company earns referral fees to provide a tailored experience for each market. Revenues earned are recognized in accordance with the preceding paragraphs.
For a discussion of how we expect seasonal factors to affect our merchant solutions revenue, see “Factors Affecting the Comparability of our Results—Seasonality.”

Cost of Revenues

Cost of Subscription Solutions

Cost of subscription solutions consists primarily of costs associated with billing processing fees and operations and merchant support expenses. Operations and merchant support expenses include third-party infrastructure, hosting costs and other direct costs, personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as amortization of acquired intangible assets and amortization of internally developed software costs and allocated overhead. Overhead associated with information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Additionally, cost of subscription solutions includes costs we are required to pay to third-party developers in connection with sales of themes. Our paid themes are primarily designed by third-party developers who earn fees for each theme sold. In the fourth quarter of 2021, the Company changed from being the principal in the arrangement with customers for the sale of themes to being the agent in these arrangements as a result of revised contract terms with its partners. As a result, beginning in the fourth quarter of 2021, the costs associated with the sale of themes is recognized net within subscription solutions revenue.

Also included as cost of subscription solutions are domain registration fees.

We expect that the cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business, and as the number of merchants utilizing the platform increases along with the costs of supporting those merchants. Over time, we expect that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of expenditures related to infrastructure expansion projects.

Cost of Merchant Solutions

Cost of merchant solutions primarily consists of costs that we incur when transactions are processed using Shopify Payments, such as credit card interchange and network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees. Cost of merchant solutions also consists of credit card fees related to billing our merchants, product costs associated with expanding our product offerings, including Shopify Balance, third-party infrastructure and hosting costs, and operations and merchant support expenses, including personnel-related costs directly associated with merchant solutions such as salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Cost of merchant solutions also includes amortization of acquired intangible assets relating mostly to the acquired 6RS technology and amortization of internally developed software costs. In addition, we incur costs associated with warehouse storage, outbound shipping, picking, packaging, and the preparation of orders for shipment as part of the Shopify Fulfillment Network offering; costs associated with 6RS for materials and third-party manufacturing for those fulfillment robots sold to customers rather than leased to customers, which are capitalized and depreciated into cost of revenues; and costs associated with POS hardware, such as the cost of acquiring the hardware inventory, including hardware purchase price and expenses associated with our use of a third-party fulfillment company, shipping and handling.

We expect that the cost of merchant solutions will increase in absolute dollars in future periods as the number of merchants utilizing these solutions increases, resulting in a growth in volumes processed. We also expect additional increases as we continue to expand Shopify Payments internationally and as we continue to invest in Shopify Fulfillment Network. We expect the development of Shopify Fulfillment Network and 6RS collaborative warehouse fulfillment solutions to be dilutive to the gross margin percentage for merchant solutions in the short term.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, partner referral payments related to merchant acquisitions, costs associated with partner and developer conferences, employee-related expenses for marketing, business development and sales, as well as the portion of merchant support required for the onboarding of prospective new merchants. Other costs within sales and marketing include travel-related expenses and corporate overhead allocations. Costs to acquire merchants are expensed as incurred, however, contract costs associated with Plus merchants are amortized over the expected life of their relative contract. We plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants. This growth will include adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. Sales and marketing expenses are expected to increase in absolute dollars but over time, we expect sales and marketing expenses will eventually decline as a percentage of total revenues.

Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development, product design, data analytics, contractor and consultant fees as well as internal use hosting costs and corporate overhead allocations. Research and development costs are generally expensed as incurred. We capitalize certain development costs incurred in connection with our internal use software as well as costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. We continue to focus our research and development efforts on adding new features and solutions, and increasing the functionality and enhancing the ease of use of our platform. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, over the long term we expect our research and development expenses will eventually decline as a percentage of total revenues.

General and Administrative

General and administrative expenses consist of employee-related expenses for finance and accounting, legal, administrative, human relations and IT personnel, impairment related to certain office leases we have ceased using, professional services fees, sales and use and other value added taxes, insurance, the provision for expected credit losses on uncollectible receivables, corporate overhead allocations and other corporate expenses, including sustainability spend. We expect that general and administrative expenses will increase on an absolute dollar basis but may decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.

Transaction and Loan Losses

Transaction and loan losses consist of expected and actual losses related to Shopify Payments, Shop Pay Installments, Shopify Balance, and Shopify Capital. We are exposed to transaction losses on Shopify Payments, Shop Pay Installments, and Shopify Balance as a result of unrecovered merchant transactions due to returns and disputes. We are also exposed to Shopify Balance losses when a merchant account experiences unauthorized transactions where funds cannot be recovered or reversed. We are exposed to transaction losses on merchant cash advances offered through Shopify Capital as a result of fraud or uncollectibility. We provide for loan losses whenever the amortized cost of loans exceeds their fair value. Transaction and loan losses are expected to increase in absolute dollars over time as merchant penetration and adoption grow.

Other Income (Expenses)

Other income (expenses) consists primarily of unrealized gains or losses on equity and other investments, transaction gains or losses on foreign currency, interest income, and interest expense related to the Notes. Equity and other investments in publicly traded companies with readily determinable fair values are carried at fair value at each balance sheet date based on the closing share price at the end of the period and any movements in the fair value are recognized into other income (expenses). Equity and other investments in private companies without readily determinable fair values are carried at cost less impairments, with subsequent adjustments for observable changes (referred to as the measurement alternative). The Company also holds an investment in convertible notes of a private company which is classified as an available-for-sale debt security, which the Company has elected to account for under the fair value option. The investment is carried at fair value at each balance sheet date and any movements in the fair value are recognized in other income (expense). The results from these equity investments may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Results of Operations

The following table sets forth our consolidated statement of operations for the years ended December 31, 2021, 2020, and 2019.

	Years ended December 31,
	2021	2020	2019
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$1,342,334	$908,757	$642,241
Merchant solutions	3,269,522	2,020,734	935,932
	4,611,856	2,929,491	1,578,173
Cost of revenues(1)(2):
Subscription solutions	264,351	193,532	128,155
Merchant solutions	1,866,361	1,194,439	584,375
	2,130,712	1,387,971	712,530
Gross profit	2,481,144	1,541,520	865,643
Operating expenses:
Sales and marketing(1)(2)	901,557	602,048	472,841
Research and development(1)(2)	854,383	552,127	355,015
General and administrative(1)	374,844	245,343	153,765
Transaction and loan losses	81,717	51,849	25,169
Total operating expenses	2,212,501	1,451,367	1,006,790
Income (loss) from operations	268,643	90,153	(141,147)
Other income, net	2,871,949	150,211	45,332
Income (loss) before income taxes	3,140,592	240,364	(95,815)
(Provision for) recovery of income taxes	(225,933)	79,145	(29,027)
Net income (loss)	$2,914,659	$319,509	$(124,842)

Net income (loss) per share attributable to shareholders:
Basic	$23.38	$2.67	$(1.10)
Diluted	$22.90	$2.59	$(1.10)
Shares used to compute net income (loss) per share attributable to shareholders:
Basic	124,658,891	119,569,705	113,026,424
Diluted	127,364,735	123,463,274	113,026,424
(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Years ended December 31,
	2021	2020	2019
	(in thousands)
Cost of revenues	$7,642	$7,472	$4,090
Sales and marketing	47,283	46,390	38,167
Research and development	250,787	188,249	104,645
General and administrative	91,337	52,195	29,861
	$397,049	$294,306	$176,763

(2) Includes amortization of acquired intangibles as follows:

	Years ended December 31,
	2021	2020	2019
	(in thousands)
Cost of revenues	$20,399	$19,488	$9,624
Sales and marketing	1,544	1,548	283
Research and development	206	233	232
	$22,149	$21,269	$10,139

The following table sets forth our consolidated statement of operations as a percentage of total revenues for the years ended December 31, 2021, 2020, and 2019.

	Years ended December 31,
	2021	2020	2019
Revenues:
Subscription solutions	29.1%	31.0%	40.7%
Merchant solutions	70.9%	69.0%	59.3%
	100.0%	100.0%	100.0%
Cost of revenues:
Subscription solutions	5.7%	6.6%	8.1%
Merchant solutions	40.5%	40.8%	37.0%
	46.2%	47.4%	45.1%
Gross profit	53.8%	52.6%	54.9%
Operating expenses:
Sales and marketing	19.5%	20.6%	30.0%
Research and development	18.5%	18.8%	22.5%
General and administrative	8.1%	8.4%	9.7%
Transaction and loan losses	1.8%	1.8%	1.6%
Total operating expenses	48.0%	49.5%	63.8%
Income (loss) from operations	5.8%	3.1%	(8.9)%
Other income, net	62.3%	5.1%	2.9%
Income (loss) before income taxes	68.1%	8.2%	(6.0)%
(Provision for) recovery of income taxes	(4.9)%	2.7%	(1.9)%
Net income (loss)	63.2%	10.9%	(7.9)%

The following table sets forth our consolidated revenues by geographic location for the years ended December 31, 2021, 2020, and 2019, based on the location of our merchants.

	Years ended December 31,
	2021	2020	2019
	(in thousands)
Revenues:
North America
Canada	$316,699	$192,721	$96,168
United States	2,973,934	1,954,105	1,079,520
EMEA	799,602	454,269	224,561
APAC	467,009	292,240	157,241
Latin America	54,612	36,156	20,683
Total Revenues	$4,611,856	$2,929,491	$1,578,173

The following table sets forth our consolidated revenues by geographic location as a percentage of total revenues for the years ended December 31, 2021, 2020, and 2019, based on the location of our merchants.

	Years ended December 31,
	2021	2020	2019
Revenues:
North America
Canada	6.9%	6.6%	6.1%
United States	64.5%	66.7%	68.4%
EMEA	17.3%	15.5%	14.3%
APAC	10.1%	10.0%	9.9%
Latin America	1.2%	1.2%	1.3%
Total Revenues	100.0%	100.0%	100.0%

Discussion of the Results of Operations for the years ended December 31, 2021, 2020, and 2019

Revenues

	Years ended December 31,			2021 vs 2020	2020 vs 2019
	2021	2020	2019	% Change	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$1,342,334	$908,757	$642,241	47.7%	41.5%
Merchant solutions	3,269,522	2,020,734	935,932	61.8%	115.9%
Total revenues	$4,611,856	$2,929,491	$1,578,173	57.4%	85.6%
Percentage of revenues:
Subscription solutions	29.1%	31.0%	40.7%
Merchant solutions	70.9%	69.0%	59.3%
	100.0%	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $433.6 million, or 47.7%, for the year ended December 31, 2021 compared to the same period in 2020. Subscription solutions revenues increased $266.5 million, or 41.5%, for the year ended December 31, 2020 compared to the same period in 2019. The increase in both periods was primarily a result of growth in MRR driven by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $1,248.8 million, or 61.8%, for the year ended December 31, 2021 compared to the same period in 2020. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $879.0 million, or 57.7%, in 2021 compared to the same period in 2020. This increase was a result of continued momentum in consumer trends following the COVID-triggered acceleration of ecommerce, an increase in the number of merchants using our platform, an increase in currency conversion fees, improved pricing, and an increase in adoption of Shopify Payments by our merchants. These factors drove $31.9 billion of additional GMV facilitated using Shopify Payments in 2021 compared to the same period in 2020, representing growth of 59.2% year over year. For the year ended December 31, 2021, the Shopify Payments penetration rate was 48.9%, resulting in GMV of $85.8 billion that was facilitated using Shopify Payments. This compares to a penetration rate of 45.1%, resulting in GMV of $53.9 billion that was facilitated using Shopify Payments in the same period in 2020. The overall increase in Shopify Payments revenue was offset slightly by changes in merchant type mix, in addition to country mix. As at December 31, 2021 Shopify Payments adoption among our merchants was as follows: Canada, 92%; United States, 88%; and other countries where Shopify Payments is available, 84% (December 31, 2020 - Canada, 92%; United States, 90%; and other countries where Shopify Payments is available, 83%).

In addition to the increase in revenue from Shopify Payments, revenue from referral fees from partners, Shopify Shipping, Shopify Capital, revenue from transaction fees, 6RS fulfillment solution revenue, Shopify Fulfillment Network, and advertising revenue on the Shopify App Store increased during the year ended December 31, 2021 compared to the same period in 2020, as a result of the increase in GMV facilitated through our platform.

Furthermore, revenue related to non-cash consideration received for services rendered as part of strategic partnerships drove an increase in merchant solutions revenue during the year ended December 31, 2021 compared to the same period in 2020.

Merchant solutions revenues increased $1,084.8 million, or 115.9%, for the year ended December 31, 2020 compared to the same period in 2019. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $835.2 million, or 121.2%. Additionally, revenue from transaction fees, referral fees from partners, Shopify Shipping, Shopify Capital, and Shopify Fulfillment Network increased for the year ended December 31, 2020 compared to the same period in 2019.

Cost of Revenues

	Years ended December 31,			2021 vs 2020	2020 vs 2019
	2021	2020	2019	% Change	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$264,351	$193,532	$128,155	36.6%	51.0%
Cost of merchant solutions	1,866,361	1,194,439	584,375	56.3%	104.4%
Total cost of revenues	$2,130,712	$1,387,971	$712,530	53.5%	94.8%
Percentage of revenues:
Cost of subscription solutions	5.7%	6.6%	8.1%
Cost of merchant solutions	40.5%	40.8%	37.0%
	46.2%	47.4%	45.1%

Cost of Subscription Solutions
Cost of subscription solutions increased $70.8 million, or 36.6%, for the year ended December 31, 2021 compared to the same period in 2020. The increase was due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: third-party infrastructure and hosting costs, credit card fees for processing merchant billings, employee-related costs, and payments to third-party partners for the registration of domain names. As a percentage of revenues, costs of subscription solutions decreased from 6.6% in 2020 to 5.7% in 2021 primarily due to a greater weighting of total revenue shifting towards merchant solutions along with a decrease in recognized cost of sales related to third-party partners for the development of themes as we commenced recognizing revenue for the sale of themes net of costs in the fourth quarter. Additionally, employee-related costs, amortization, largely related to internally developed software, and credit card fees for processing merchant billings decreased as a percentage of total revenues in 2021.

Cost of subscription solutions increased $65.4 million, or 51.0%, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily due to higher third-party infrastructure and hosting costs, payments to third-party theme developers, credit card fees for processing merchant billings and employee-related costs.

Cost of Merchant Solutions

Cost of merchant solutions increased $671.9 million, or 56.3%, for the year ended December 31, 2021 compared to the same period in 2020. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in higher payment processing and interchange fees. The increase was also due to an increase in costs associated with operating Shopify Fulfillment Network, credit card fees for processing merchant billings, product costs associated with expanding our product offerings, costs associated with 6RS such as employee-related costs, materials and third-party manufacturing costs, infrastructure and hosting costs, cost of POS hardware units, employee-related costs, and amortization of acquired technology. Cost of merchant solutions as a percentage of revenues decreased from 40.8% in 2020 to 40.5% in 2021 as the impact of Shopify Payments, which represented a larger percentage of total revenues, was offset by an increase in higher margin revenue streams such as referral fees from partners, Shopify Capital and non-cash consideration obtained for services rendered as part of strategic partnerships.

Cost of merchant solutions increased $610.1 million, or 104.4%, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in higher payment processing fees and interchange fees. The increase was also due in part to costs associated with Shopify Fulfillment Network, higher amortization, largely related to the technology resulting from the 6RS acquisition.

Gross Profit

	Years ended December 31,			2021 vs 2020	2020 vs 2019
	2021	2020	2019	% Change	% Change
	(in thousands, except percentages)
Gross profit	$2,481,144	$1,541,520	$865,643	61.0%	78.1%
Percentage of total revenues	53.8%	52.6%	54.9%

Gross profit increased $939.6 million, or 61.0%, for the year ended December 31, 2021 compared to the same period in 2020. As a percentage of total revenues, gross profit increased from 52.6% in the year ended December 31, 2020 to 53.8% in the year ended December 31, 2021, principally due to higher revenues from higher margin revenue streams.

Gross profit increased $675.9 million, or 78.1%, for the year ended December 31, 2020 compared to the same period in 2019. As a percentage of total revenues, gross profit decreased from 54.9% in the year ended December 31, 2019 to 52.6% in the year ended December 31, 2020, due to Shopify Payments representing a larger percentage of total revenue, the costs associated with the continued development of Shopify Fulfillment Network, and amortization of technology related to the 6RS acquisition. This was partly offset by higher revenues from higher margin products such as referral fees from partners, Shopify Shipping, and Shopify Capital.

Operating Expenses

Sales and Marketing

	Years ended December 31,			2021 vs 2020	2020 vs 2019
	2021	2020	2019	% Change	% Change
	(in thousands, except percentages)
Sales and marketing	$901,557	$602,048	$472,841	49.7%	27.3%
Percentage of total revenues	19.5%	20.6%	30.0%

Sales and marketing expenses increased $299.5 million, or 49.7%, for the year ended December 31, 2021 compared to the same period in 2020, due to an increase of $196.5 million in expenditures on marketing programs to support the growth of our business, such as advertisements on search engines, display ads and social media, and payments to partners. Employee-related costs increased $92.7 million ($0.9 million of which related to stock-based compensation and related payroll taxes) to support the growth of the business. Computer hardware and software costs increased by $10.3 million, largely due to the growth in sales and marketing headcount.

Sales and marketing expenses increased $129.2 million, or 27.3%, for the year ended December 31, 2020 compared to the same period in 2019, primarily due to an increase of $66.1 million in expenditures on marketing programs. In addition to marketing costs, employee-related costs increased by $56.5 million and computer hardware and software costs increased by $4.2 million.

Research and Development

	Years ended December 31,			2021 vs 2020	2020 vs 2019
	2021	2020	2019	% Change	% Change
	(in thousands, except percentages)
Research and development	$854,383	$552,127	$355,015	54.7%	55.5%
Percentage of total revenues	18.5%	18.8%	22.5%

Research and development expenses increased $302.3 million, or 54.7%, for the year ended December 31, 2021 compared to the same period in 2020, due to an increase of $278.7 million in employee-related costs ($62.5 million of which related to stock-based compensation and related payroll taxes) and a $21.8 million increase in computer hardware and software costs, all as a result of growth in our research and development employee base and expanded development programs.

Research and development expenses increased $197.1 million, or 55.5%, for the year ended December 31, 2020 compared to the same period in 2019, due to an increase of $173.9 million in employee-related costs, an increase of $12.6 million in computer hardware and software costs, all as a result of growth in our research and development employee base and expanded development program, and a $9.1 million increase in facilities related costs, including the impact of accelerating depreciation at certain offices.

General and Administrative

	Years ended December 31,			2021 vs 2020	2020 vs 2019
	2021	2020	2019	% Change	% Change
	(in thousands, except percentages)
General and administrative	$374,844	$245,343	$153,765	52.8%	59.6%
Percentage of total revenues	8.1%	8.4%	9.7%

General and administrative expenses increased $129.5 million, or 52.8%, for the year ended December 31, 2021 compared to the same period in 2020, due largely to an increase of $94.9 million in employee-related costs ($39.1 million of which related to stock-based compensation and related payroll taxes). The increase is also due to a $17.5 million increase in finance costs, which includes indirect taxes, general bad debt expense related to expected credit losses, insurance, depreciation of computers, and sustainability spend, and a $11.9 million increase in professional services for legal and financial services.

General and administrative expenses increased $91.6 million, or 59.6%, for the year ended December 31, 2020 compared to the same period in 2019, due to an increase of $43.7 million in employee-related costs, impairment of $31.6 million relating to certain office spaces we have ceased using, an increase of $14.5 million in finance costs, which included insurance, sustainability spend, corporate donations, sales and use and other value added taxes, and the provision for expected credit losses on uncollectible receivables, and an increase of $4.9 million in computer and software costs.

Transaction and Loan Losses

	Years ended December 31,			2021 vs 2020	2020 vs 2019
	2021	2020	2019	% Change	% Change
	(in thousands, except percentages)
Transaction and loan losses	$81,717	$51,849	$25,169	57.6%	106.0%
Percentage of total revenues	1.8%	1.8%	1.6%
Transaction and loan losses increased $29.9 million, or 57.6%, for the year ended December 31, 2021 compared to the same period in 2020, due to an increase in losses related to Shopify Capital of $20.4 million driven by an expansion of our Capital offerings and programs as well as an increase in current expected losses related to Shopify Capital relative to the same period in 2020. The increase is also due to an increase of $9.5 million in losses related to Shopify Payments and Shop Pay Installments, as a result of an increase in realized losses in the period and increased GMV processed through Shopify Payments and Shop Pay Installments, offset by a decrease in the current expected loss rate related to Shopify Payments relative to the same period in 2020.

Transaction and loan losses increased $26.7 million, or 106.0%, for the year ended December 31, 2020 compared to the same period in 2019, due to an increase of $18.8 million in losses related to Shopify Payments driven by increased GMV processed through Shopify Payments, and a $7.9 million increase in losses related to Shopify Capital driven by an expansion of our Capital offerings and programs.

Other Income (Expenses)

	Years ended December 31,			2021 vs 2020	2020 vs 2019
	2021	2020	2019	% Change	% Change
	(in thousands, except percentages)
Other income, net	$2,871,949	$150,211	$45,332	*	*
*    Not a meaningful comparison

In the year ended December 31, 2021 we had other income of $2,871.9 million compared to other income of $150.2 million in the same period in 2020, an increase of $2,721.7 million. The increase was driven by a net unrealized gain on equity and other investments of $2,859.8 million. The unrealized gain is mainly related to our investments in Affirm and Global-E due to the completion of their respective initial public offerings and the subsequent changes in their share price during the year. Other income also increased due to a $5.6 million reduction in interest expense related to the Notes due to the adoption of ASU 2020-06 in the period. The increase in other income was offset by a decrease in interest income of $8.1 million due to lower interest rates offset slightly by interest income from our investment in convertible notes in a private company.

Other income, net, increased by $104.9 million in the year ended December 31, 2020 compared to the same period in 2019. The increase was driven primarily by an increase in an unrealized gain on equity and other investments of $135.2 million, offset by a decrease in interest income of $24.7 million. The remaining difference is from foreign exchange gains.

(Provision for) Recovery of Income Taxes

	Years ended December 31,			2021 vs 2020	2020 vs 2019
	2021	2020	2019	% Change	% Change
	(in thousands, except percentages)
(Provision for) recovery of income taxes	$(225,933)	$79,145	$(29,027)	*	*
*    Not a meaningful comparison

In the third quarter of 2019, we formally established our EMEA headquarters in Ireland and our Asia-Pacific headquarters in Singapore. As a result of these actions, we transferred regional relationship and territory rights from our Canadian entity to enable each regional headquarters to develop and maintain merchant and commercial operations within its respective region, while keeping the ownership of all of the current developed technology within Canada. These transfers reflect the growing proportion of our business occurring internationally and resulted in a one-time capital gain.

As a result of the application of our tax rates to the results of ongoing operations, other discrete items primarily related to share-based compensation, non-taxable unrealized gains on equity and other investments, change in valuation allowance related to deferred tax assets in the United States, and the reversal of the valuation allowance related to deferred tax assets in Canada, we had a provision for income taxes of $225.9 million in the year ended December 31, 2021, compared to a recovery of income taxes of $79.1 million in the same period in 2020.

As a result of the application of our tax rates on the results of ongoing operations, other discrete items, primarily related to tax benefits for share-based compensation, the impairment of right-of-use assets and fixed assets, unrealized gains on equity and other investments, and considering our ability to carry-back losses to prior years in Canada along with the recognition of deferred tax assets in the United States, Ireland and Singapore, we had a recovery of income taxes of $79.1 million in the year ended December 31, 2020, compared to a provision for income taxes of $29.0 million in the same period in 2019.

Profit (Loss)

	Years ended December 31,			2021 vs 2020	2020 vs 2019
	2021	2020	2019	% Change	% Change
	(in thousands, except share and per share data)
Net income (loss)	$2,914,659	$319,509	$(124,842)	*	*

Net income (loss) per share attributable to shareholders:
Basic	$23.38	$2.67	$(1.10)	*	*
Diluted	$22.90	$2.59	$(1.10)	*	*
Shares used to compute net income (loss) per share attributable to shareholders:
Basic	124,658,891	119,569,705	113,026,424	*	*
Diluted	127,364,735	123,463,274	113,026,424	*	*
*    Not a meaningful comparison

For the year ended December 31, 2021, basic and diluted net income per share attributable to shareholders was $23.38 and $22.90, respectively, when compared to basic and diluted net income per share attributable to shareholders of $2.67 and $2.59, respectively, in the same period in 2020. The increase is largely due to net unrealized gains on equity and other investments and revenue growth from the sustained global shift to ecommerce during the year, as a result of the COVID-19 pandemic. This growth was slightly offset by our continued investments, which aim to increase our revenue base, improve the retention of this base, and strengthen our ability to increase sales to our merchants in order to drive future growth. Basic and diluted net loss per share attributable to shareholders of $1.10 for the year ended December 31, 2019 increased to basic and diluted net income per share attributable to share attributable to shareholders of $2.67 and $2.59, respectively, in the year ended December 31, 2020.

Quarterly Results of Operations

The following table sets forth our results of operations for the three months ended December 31, 2021 and 2020.

	Three months ended December 31,
	2021	2020
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	351,208	279,440
Merchant solutions	1,028,816	698,304
	1,380,024	977,744
Cost of revenues(1)(2):
Subscription solutions	75,587	59,250
Merchant solutions	611,778	414,106
	687,365	473,356
Gross profit	692,659	504,388
Operating expenses:
Sales and marketing(1)(2)	275,475	154,728
Research and development(1)(2)	273,912	159,077
General and administrative(1)	101,054	65,395
Transaction and loan losses	27,814	12,647
Total operating expenses	678,255	391,847
Income from operations	14,404	112,541
Other expenses, net	(503,123)	(2,788)
(Loss) income before income taxes	(488,719)	109,753
Recovery of income taxes	117,408	14,119
Net (loss) income	(371,311)	123,872

Net (loss) income per share attributable to shareholders:
Basic	$(2.95)	$1.01
Diluted	$(2.95)	$0.99
Shares used to compute net (loss) income per share attributable to shareholders:
Basic	125,734,755	122,181,067
Diluted	125,734,755	125,454,919

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended December 31,
	2021	2020
	(in thousands)
Cost of revenues	$1,995	$1,705
Sales and marketing	13,735	10,044
Research and development	74,932	54,262
General and administrative	18,735	16,480
	$109,397	$82,491

(2) Includes amortization of acquired intangibles as follows:

	Three months ended December 31,
	2021	2020
	(in thousands)
Cost of revenues	$5,960	$4,532
Sales and marketing	386	384
Research and development	32	59
	$6,378	$4,975

Revenues

	Three months ended December 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$351,208	$279,440	25.7%
Merchant solutions	1,028,816	698,304	47.3%
Total revenues	$1,380,024	$977,744	41.1%
Percentage of revenues:
Subscription solutions	25.4%	28.6%
Merchant solutions	74.6%	71.4%
	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $71.8 million, or 25.7%, for the three months ended December 31, 2021 compared to the same period in 2020. The period-over-period increase was primarily a result of growth in MRR, which was driven largely by the higher number of merchants using our platform. The increase was slightly offset by the impact of introducing our new partner pricing terms for both app and theme developers, which eliminated our revenue share on the first million dollars made by the developers in order to attract the best developers in the world.

Merchant Solutions

Merchant solutions revenues increased $330.5 million, or 47.3%, for the three months ended December 31, 2021 compared to the same period in 2020. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended December 31, 2021 compared to the same period in 2020. This increase was a result of continued momentum in consumer trends following the COVID-triggered acceleration of ecommerce, an increase in number of merchants using our platform, an increase in currency conversion fees, improved pricing, and an increase in our Shopify Payments penetration rate. These factors drove $8.6 billion of additional GMV facilitated using Shopify Payments in the three months ended December 31, 2021 compared to the same period in 2020, representing growth of 45.0% quarter over quarter. For the three months ended December 31, 2021, the Shopify Payments penetration rate was 51.3%, resulting in GMV of $27.7 billion that was facilitated using Shopify Payments. This compares to a penetration rate of 46.5% resulting in GMV of $19.1 billion that was facilitated using Shopify Payments in the same period in 2020.

In addition to the increase in revenue from Shopify Payments, referral fees from partners, Shopify Capital, Shopify Shipping, and 6RS fulfillment solution revenue increased during the three months ended December 31, 2021 compared to the same period in 2020, as a result of the increase in GMV facilitated through our platform compared to the same period in 2020. Furthermore, revenue related to non-cash consideration received for services rendered as part of strategic partnerships drove an increase in merchant solutions revenue during the three months ended December 31, 2021 compared to the same period in 2020.

Cost of Revenues

	Three months ended December 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$75,587	$59,250	27.6%
Cost of merchant solutions	611,778	414,106	47.7%
Total cost of revenues	$687,365	$473,356	45.2%
Percentage of revenues:
Cost of subscription solutions	5.5%	6.1%
Cost of merchant solutions	44.3%	42.4%
	49.8%	48.4%

Cost of Subscription Solutions
Cost of subscription solutions increased $16.3 million, or 27.6%, for the three months ended December 31, 2021 compared to the same period in 2020. The increase was due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: infrastructure and hosting costs, employee-related costs, and credit card fees for processing merchant billings. The increase was slightly offset with a decrease in recognized cost of sales related to third-party partners for the development of themes as we commenced recognizing revenue for the sale of themes net of costs in the fourth quarter. As a percentage of revenues, cost of subscription solutions decreased from 6.1% in the three months ended December 31, 2020 to 5.5% in the three months ended December 31, 2021 due to subscription solutions representing a smaller percentage of our total revenues, a decrease in recognized cost of sales related to third-party partners for the development of themes, and certain platform-related intangibles having been fully depreciated prior to the beginning of the three months ended December 31, 2021.
Cost of Merchant Solutions

Cost of merchant solutions increased $197.7 million, or 47.7%, for the three months ended December 31, 2021 compared to the same period in 2020. The increase was primarily due to higher payment processing and interchange fees resulting from an increase in GMV facilitated through Shopify Payments. The increase was also due to an increase in product costs associated with supporting and expanding our product offerings, infrastructure and hosting costs, 6RS costs such as employee-related costs, materials and third-party manufacturing costs, operating Shopify Fulfillment Network, amortization related to acquired intangible assets, credit card fees for processing merchant billings, cost of POS hardware units, and employee-related costs. Cost of merchant solutions as a percentage of revenues increased from 42.4% in the three months ended December 31, 2020 to 44.3% in the three months ended December 31, 2021 due mainly as a result of Shopify Payments representing a larger percentage of total revenue.

Gross Profit

	Three months ended December 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Gross profit	$692,659	$504,388	37.3%
Percentage of total revenues	50.2%	51.6%

Gross profit increased $188.3 million, or 37.3%, for the three months ended December 31, 2021 compared to the same period in 2020. As a percentage of total revenues, gross profit decreased from 51.6% in the three months ended December 31, 2020 to 50.2% in the three months ended December 31, 2021, principally due to Shopify Payments representing a larger percentage of total revenues. This was partly offset by an increase in higher margin revenue streams, such as referral fees and non-cash consideration received for services rendered as part of strategic partnerships.

Operating Expenses

Sales and Marketing

	Three months ended December 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Sales and marketing	$275,475	$154,728	78.0%
Percentage of total revenues	20.0%	15.8%

Sales and marketing expenses increased $120.7 million, or 78.0%, for the three months ended December 31, 2021 compared to the same period in 2020, due to an increase of $73.9 million spent on marketing programs to support the growth of our business, such as advertisements on search engines, payments to partners, and display ads. The increase in sales and marketing expenses also includes an increase of $41.7 million in employee-related costs ($3.7 million of which related to stock-based compensation and related payroll taxes) and an increase of $5.2 million in computer hardware and software costs increased , largely due to the growth in sales and marketing headcount in the three months ended December 31, 2021 compared to the same period in 2020.

Research and Development

	Three months ended December 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Research and development	$273,912	$159,077	72.2%
Percentage of total revenues	19.8%	16.3%

Research and development expenses increased $114.8 million, or 72.2%, for the three months ended December 31, 2021 compared to the same period in 2020, due to an increase of $104.4 million in employee-related costs ($20.7 million of which related to stock-based compensation and related payroll taxes) and a $10.0 million increase in computer hardware and software costs, all as a result of the growth in our employee base and expanded development programs.

General and Administrative

	Three months ended December 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
General and administrative	$101,054	$65,395	54.5%
Percentage of total revenues	7.3%	6.7%

General and administrative expenses increased $35.7 million, or 54.5%, for the three months ended December 31, 2021 compared to the same period in 2020, due largely to an increase of $23.5 million in employee-related costs ($2.3 million of which related to stock-based compensation and related payroll taxes). General and administrative expenses also increased due to a $6.5 million increase in finance costs, which includes indirect taxes, general bad debt expense related to expected credit losses, and depreciation on computers. The increase was also driven by a $3.0 million increase in computer hardware and software costs, and a $2.6 million increase in professional services for legal and financial services.

Transaction and Loan Losses

	Three months ended December 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Transaction and loan losses	$27,814	$12,647	119.9%
Percentage of total revenues	2.0%	1.3%

Transaction and loan losses increased $15.2 million, or 119.9%, for the three months ended December 31, 2021 compared to the same period in 2020, due to an increase in losses related to Shopify Capital of $8.8 million driven by an expansion of our Capital offerings and programs as well as an increase in current expected losses related to Shopify Capital relative to the same period in 2020. The increase is also due to an increase of $6.4 million in losses related to Shopify Payments and Shop Pay Installments, as a result of an increase in realized losses in the period and increased GMV processed through Shopify Payments and Shop Pay Installments, offset by a decrease in the current expected loss rate related to Shopify Payments relative to the same period in 2020.

Other Expenses, net

	Three months ended December 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Other expenses, net	$(503,123)	$(2,788)	*
*    Not a meaningful comparison

In the three months ended December 31, 2021 we had other expenses of $503.1 million, compared to other expenses of $2.8 million in the same period in 2020. The increase in expense was driven by a net unrealized loss on equity and other investments of $509.7 million. The unrealized loss is mainly related to our investments in Affirm and Global-E due to the change in their share prices from September 30, 2021 to December 31, 2021. These unrealized losses were offset slightly by a reduction in interest expense of $7.0 million related to the Notes due to the adoption of ASU 2020-06 in the period, a change in the foreign exchange loss of $0.1 million in the three months ended December 31, 2020 to a foreign exchange gain of $2.6 million in the three months ended December 31, 2021, resulting in an increase of $2.7 million, and an increase in interest income of $1.7 million due to interest from our investment in convertible notes of a private company.

Recovery of Income Taxes

	Three months ended December 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Recovery of income taxes	$117,408	$14,119	*
*    Not a meaningful comparison

As a result of the application of our tax rates to the results of ongoing operations, other discrete items primarily related to share-based compensation, unrealized losses on equity and other investments, change in valuation allowance related to deferred tax assets in the United States, we have a recovery of income taxes of $117.4 million in the three months ended December 31, 2021. This compares to a recovery of income taxes of $14.1 million in the same period in 2020 as a result of the application of our effective tax rate on the results of ongoing operations, other discrete items, primarily due to tax benefits for share-based compensation, unrealized gains on equity and other investments, our ability to carry-back losses to prior years in Canada, and the recognition of deferred tax assets in the United States, Ireland and Singapore.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended December 31, 2021. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020
	(in thousands, except per share data)
Revenues:
Subscription solutions	$351,208	$336,208	$334,237	$320,681	$279,440	$245,274	$196,434	$187,609
Merchant solutions	1,028,816	787,532	785,208	667,966	698,304	522,131	517,907	282,392
	1,380,024	1,123,740	1,119,445	988,647	977,744	767,405	714,341	470,001
Cost of revenues:(1)(2)
Subscription solutions	75,587	67,355	63,027	58,382	59,250	52,170	44,400	37,712
Merchant solutions	611,778	447,476	435,558	371,549	414,106	310,087	294,907	175,339
	687,365	514,831	498,585	429,931	473,356	362,257	339,307	213,051
Gross profit	692,659	608,909	620,860	558,716	504,388	405,148	375,034	256,950
Operating expenses:
Sales and marketing(1)(2)	275,475	237,949	201,910	186,223	154,728	147,608	144,850	154,862
Research and development(1)(2)	273,912	221,028	183,557	175,886	159,077	143,427	133,227	116,396
General and administrative(1)	101,054	128,722	77,966	67,102	65,395	51,799	83,307	44,842
Transaction and loan losses	27,814	25,311	17,986	10,606	12,647	11,753	13,366	14,083
Total operating expenses	678,255	613,010	481,419	439,817	391,847	354,587	374,750	330,183
Income (loss) from operations	14,404	(4,101)	139,441	118,899	112,541	50,561	284	(73,233)
Other (expenses) income, net	(503,123)	1,344,553	779,874	1,250,645	(2,788)	135,806	4,084	13,109
(Loss) income before income taxes	(488,719)	1,340,452	919,315	1,369,544	109,753	186,367	4,368	(60,124)
Recovery of (provision for) income taxes	117,408	(192,020)	(40,222)	(111,099)	14,119	4,701	31,630	28,695
Net (loss) income	$(371,311)	$1,148,432	$879,093	$1,258,445	$123,872	$191,068	$35,998	$(31,429)
Net (loss) income per share attributable to shareholders:
Basic	$(2.95)	$9.18	$7.06	$10.21	$1.01	$1.59	$0.30	$(0.27)
Diluted	$(2.95)	$9.00	$6.90	$9.94	$0.99	$1.54	$0.29	$(0.27)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020
	(in thousands)
Cost of revenues	$1,995	$1,987	$1,809	$1,851	$1,705	$2,914	$1,529	$1,324
Sales and marketing	13,735	11,673	10,990	10,885	10,044	11,481	12,431	12,434
Research and development	74,932	63,840	55,988	56,027	54,262	47,741	49,825	36,421
General and administrative	18,735	30,638	23,759	18,205	16,480	13,266	12,682	9,767
	$109,397	$108,138	$92,546	$86,968	$82,491	$75,402	$76,467	$59,946

 (2) Includes amortization of acquired intangibles as follows:

	Three months ended
	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020
	(in thousands)
Cost of revenues	$5,960	$5,536	$4,372	$4,531	$4,532	$4,531	$4,856	$5,569
Sales and marketing	386	386	386	386	384	388	388	388
Research and development	32	58	58	58	59	58	58	58
	$6,378	$5,980	$4,816	$4,975	$4,975	$4,977	$5,302	$6,015

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended December 31, 2021.

	Three months ended
	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020
Revenues:
Subscription solutions	25.4%	29.9%	29.9%	32.4%	28.6%	32.0%	27.5%	39.9%
Merchant solutions	74.6%	70.1%	70.1%	67.6%	71.4%	68.0%	72.5%	60.1%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Subscription solutions	5.5%	6.0%	5.6%	5.9%	6.1%	6.8%	6.2%	8.0%
Merchant solutions	44.3%	39.8%	38.9%	37.6%	42.4%	40.4%	41.3%	37.3%
	49.8%	45.8%	44.5%	43.4%	48.5%	47.2%	47.5%	45.3%
Gross profit	50.2%	54.2%	55.5%	56.5%	51.6%	52.8%	52.5%	54.7%
Operating expenses:
Sales and marketing	20.0%	21.2%	18.0%	18.8%	15.8%	19.2%	20.3%	32.9%
Research and development	19.8%	19.7%	16.4%	17.8%	16.3%	18.7%	18.7%	24.8%
General and administrative	7.3%	11.5%	7.0%	6.8%	6.7%	6.7%	11.7%	9.5%
Transaction and loan losses	2.0%	2.3%	1.6%	1.1%	1.3%	1.5%	1.9%	3.0%
Total operating expenses	49.1%	54.6%	43.0%	44.5%	40.1%	46.2%	52.5%	70.2%
Income (loss) from operations	1.0%	(0.4)%	12.5%	12.0%	11.5%	6.6%	0.0%	(15.6)%
Other (expenses) income, net	(36.5)%	119.6%	69.7%	126.5%	(0.3)%	17.7%	0.6%	2.8%
(Loss) income before income taxes	(35.4)%	119.3%	82.1%	138.5%	11.2%	24.3%	0.6%	(12.8)%
Recovery of (provision for) income taxes	8.5%	(17.1)%	(3.6)%	(11.2)%	1.4%	0.6%	4.4%	6.1%
Net (loss) income	(26.9)%	102.2%	78.5%	127.3%	12.7%	24.9%	5.0%	(6.7)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with our merchants' GMV. Our merchants' GMV typically increases during the fourth-quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. Due to the ongoing effect of the COVID-19 pandemic, which has accelerated the shift of purchasing habits to ecommerce, we have observed a rapid growth in merchant solutions revenue in our most recent quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Historically, revenues experienced a seasonal decrease in our first quarters as buyers typically reduce their spending following the holiday season resulting in a seasonal decrease in GMV per merchant, which was not completely offset by merchant and MRR growth. Subsequently, revenues have increased in each of the next three quarters as a result of merchant, MRR, and overall GMV growth. Our merchants have processed additional GMV during the fourth-quarter holiday seasons, and as a result we have generated higher merchant solutions revenues in our fourth quarters compared to other quarters. However, due to the ongoing effect of the COVID-19 pandemic which has accelerated the shift of purchasing habits to ecommerce, we have observed a rapid increase in merchant solutions revenue in recent quarters that do not replicate historical patterns. As a result, and in combination with strong subscription solutions growth, total revenues in the first quarter of 2021 exceeded total revenues from the fourth quarter of 2020. Due to the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future.

Our gross margin percentage has varied over the past eight quarters and is generally driven by the mix between our higher margin subscription solutions revenue and lower margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume of orders facilitated and the resulting Shopify Payments revenue during this period. We expect this overall trend to continue over time.

Quarterly Operating Expenses Trends

Total operating expenses have increased sequentially for each period presented, with the exception of the third quarter of 2020 when quarter over quarter expenses decreased as a result of the impairment charges and accelerated depreciation on certain office space recognized in the second quarter of 2020. The company took additional impairment in the third quarter of 2021, which caused an increase in general and administrative spend relative to revenue in that quarter. Total operating expenses have increased primarily due to the addition of personnel in connection with the expansion of our business, additional marketing initiatives to attract potential merchants as well as additional operating expenses associated with the acquisition of 6RS.

Quarterly Other Income (Expenses) Trends

Historically, there have been no consistent trends associated with other income (expenses) as changes are impacted by fluctuations in the fair value of our equity investments in public companies with readily determinable fair values, observable changes or impairments associated with our equity investments in private companies without readily determinable fair values, changes in the fair value of our investment in convertible notes of a private company, foreign exchange rates, and interest rates. The results from these changes may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Key Balance Sheet Information

	December 31, 2021	December 31, 2020
	(in thousands)
Cash, cash equivalents and marketable securities	$7,768,093	$6,387,967
Total assets	13,340,172	7,762,905
Total liabilities	2,206,831	1,362,182
Total non-current liabilities	1,504,098	923,850

Total assets increased $5,577.3 million as at December 31, 2021 compared to December 31, 2020, principally due to a $3,782.1 million increase in equity and other investments due mainly to unrealized gains on our investments in Affirm and Global-E received in conjunction with strategic partnerships, a $1,380.1 million increase in cash, cash equivalents and marketable securities driven largely by our February 2021 public equity offering, partly offset by $650.2 million used to purchase equity and other investments, a $226.0 million increase in merchant cash advances, loans and related receivables largely due to an expansion of our Capital offerings and programs, a $77.0 million increase in right-of-use assets, a $71.5 million increase in trade and other receivables, a $44.7 million increase in goodwill due to business acquisitions during the year, largely due to the acquisition of Donde Fashion Inc. ("Donde"), a $35.0 million increase in other current assets, a $13.4 million increase in property and equipment due mainly to purchases of leasehold improvements and computer hardware, offset by depreciation in the period, and a $2.8 million increase in intangible assets due mainly to the acquisition of Donde offset by amortization in the period, offset by a $51.0 million decrease in income taxes receivable and a $4.3 million decrease in deferred tax assets. Total liabilities increased by $844.6 million, principally as a result of a $250.9 million increase in deferred revenue mainly due to the non-cash consideration received for services rendered in conjunction with our partnership with Global-E and other private companies, a $183.4 million increase in deferred tax liabilities, a $155.9 million increase in accounts payable and accrued liabilities, an increase of $153.0 million in the carrying amount of the Notes due to the adoption of ASU 2020-06 in the period resulting in a single unit of account on the balance sheet, and a $107.6 million increase in lease liabilities, offset by a $6.2 million decrease in income taxes payable.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities as well as the sale of the Notes, raising approximately $7.8 billion, net of issuance costs, from investors.

In July 2021, we filed an amended and restated short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. The shelf prospectus and registration statement allows Shopify to offer Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, from time to time during the 25-month period the shelf prospectus is effective, which commenced August 6, 2020. The amendment increased the total amount Shopify can offer under the shelf prospectus and registration statement to $10 billion.

In February 2021, the Company completed a public offering in which it issued and sold 1,180,000 Class A subordinate voting shares at a public offering price of $1,315.00 per share. The Company received total net proceeds of $1,541.2 million after deducting offering fees and expenses of $10.5 million.

In September 2020, the Company completed a public offering in which it issued and sold 1,265,000 Class A subordinate voting shares at a public offering price of $900.00 per share, including 165,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,117.6 million after deducting offering fees and expenses of $20.9 million.

In September 2020, the Company also issued $920.0 million aggregate principal amount of 0.125% convertible senior notes due 2025. The net proceeds from the issuance of the Notes were $908.0 million after deducting underwriting discounts and offering costs. The Notes have an initial conversion rate of 0.6944 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to an initial conversion price of approximately $1,440.09 per share. The Notes bear cash interest at 0.125% per year and, if we undergo a "fundamental change" (which includes a change of control of more than 50% of our common equity or our liquidation or dissolution) prior to the maturity date of the Notes, we will, subject to limited exceptions, be required to purchase for cash all outstanding Notes at a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the fundamental change purchase date.

In July 2020, due to the expiry of our previous short-term base shelf prospectus, we filed a new short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. This shelf prospectus and registration statement allows Shopify to offer up to $7.5 billion of Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, from time to time during the 25-month period that the shelf prospectus is effective.

In May 2020, the Company completed a public offering in which it issued and sold 2,127,500 Class A subordinate voting shares at a public offering price of $700.00 per share, including 277,500 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,460.9 million after deducting offering fees and expenses of $28.3 million.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at December 31, 2021 was $8,053.4 million. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations over the next 12 months. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform, the expansion of sales and marketing activities, the macroeconomic conditions and overall levels of consumer spending on goods, and potential mergers, strategic investments and acquisitions activity. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or material acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities increased by $1,380.1 million to $7,768.1 million as at December 31, 2021 from $6,388.0 million as at December 31, 2020, primarily as a result of proceeds from the public equity offering in February 2021, cash provided by our operating activities, and proceeds from the exercise of stock options, partly offset by the purchase of equity and other investments and the acquisition of Donde and other small acquisitions.
Cash equivalents and marketable securities include money market funds, repurchase agreements, U.S. and Canadian federal bonds and corporate bonds and commercial paper, all maturing within the 12 months from December 31, 2021.

The following table summarizes our total cash, cash equivalents and marketable securities as at December 31, 2021 and 2020 as well as our operating, investing and financing activities for the years ended December 31, 2021 and 2020:

	Years ended December 31,
	2021	2020
	(in thousands)
Cash, cash equivalents and marketable securities (end of year)	$7,768,093	$6,387,967
Net cash provided by (used in):
Operating activities	$504,428	$424,958
Investing activities	(2,347,790)	(1,931,848)
Financing activities	1,649,762	3,557,350
Effect of foreign exchange on cash and cash equivalents	(7,005)	3,221
Net (decrease) increase in cash and cash equivalents	(200,605)	2,053,681
Change in marketable securities	1,580,731	1,879,092
Net increase in cash, cash equivalents and marketable securities	$1,380,126	$3,932,773

Cash Flows From Operating Activities

Our largest source of operating cash is from merchant solutions. Within merchant solutions, the largest source of cash flows are Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. We also generate significant cash flows from our subscription solutions with subscription revenues being our single largest source of cash flows. These payments are typically paid to us at the beginning of the applicable subscription period, except for our Shopify Plus merchants who typically pay us at the end of their monthly billing cycle. Our primary uses of cash from operating activities are for third-party payment processing fees, advancing funds to merchants through Shopify Capital, employee-related expenditures, third-party shipping and fulfillment partners, marketing programs, and outsourced hosting costs.

For the year ended December 31, 2021, cash provided by operating activities was $504.4 million. This was primarily as a result of our net income of $2,914.7 million, which once adjusted for a net unrealized gain on equity and other investments of $2,859.8 million, $330.8 million of stock-based compensation expense, a $191.0 million increase in net deferred income taxes, $66.3 million of amortization and depreciation, $58.4 million in revenue related to non-cash consideration, a $43.8 million increase of our provision for transaction and loan losses, $30.1 million of impairment of right-of-use assets and leasehold improvements, an unrealized foreign exchange loss of $4.6 million, and a $2.3 million of amortization of debt offering costs related to the Notes offering, contributed $665.4 million of positive cash flows. Additional cash flows of $227.6 million were provided by the following changes in operating liabilities: a $309.3 million increase in deferred revenue due mainly to the non-cash consideration received in conjunction with our partnerships with Global-E and private companies, of which the initial value of the total non-cash consideration received in exchange for these services was $268.1 million; a $138.2 million increase in accounts payable and accrued liabilities, which was attributable to an increase in operational activities, a $45.3 million net change in income tax assets and liabilities, and a $2.9 million net change in lease assets and liabilities. Cash used of $388.5 million resulted from the following increases in operating assets: $266.1 million in merchant cash advances and loans as we continued to grow Shopify Capital; $72.3 million in trade and other receivables, and $50.2 million in other current assets driven primarily by an increase in deposits and prepaid expenses.

For the year ended December 31, 2020, cash provided by operating activities was $425.0 million. This was primarily as a result of our net income of $319.5 million, which once adjusted for $246.9 million of stock-based compensation expense, $135.2 million of unrealized gains in equity and other investments, $70.1 million of amortization and depreciation, a $44.8 million change in net deferred income taxes, $31.6 million of impairment of right-of-use assets and leasehold improvements, a $27.3 million increase of our provision for transaction and loan losses, a $8.8 million increase of amortization of debt discount and offering costs related to the Notes offering, a $3.8 million increase in revenue related to non-cash consideration, and an unrealized foreign exchange gain of $1.7 million, contributed $518.7 million of positive cash flows. Additional cash flows of $187.4 million were provided by the following changes in operating liabilities: a $118.6 million increase in accounts payable and accrued liabilities; a $70.0 million increase in deferred revenue; offset slightly by a $1.2 million decrease in net lease assets and liabilities. Cash used of $281.1 million resulted from the following increases in operating assets; $112.7 million in merchant cash advances and loans; a $103.1 million net change in income tax assets and liabilities, $29.1 million in trade and other receivables, $24.7 million in non-cash consideration received in exchange for services, and $11.4 million in other current assets.

Cash Flows From Investing Activities

Cash flows used in investing activities are primarily related to the purchase and sale of marketable securities, equity and other investments, the acquisition of a business, and purchases of leasehold improvements and computer equipment.
Net cash used in investing activities in the year ended December 31, 2021 was $2,347.8 million, which was driven by net purchases of $1,587.1 million in marketable securities, $650.2 million used to purchase equity and other investments, $59.6 million used for the Donde business acquisition and other acquisitions, and $50.8 million used to purchase property and equipment, which consisted mainly of leasehold improvements to accommodate our future needs at our remaining office locations and computer equipment.

Net cash used in investing activities in the year ended December 31, 2020 was $1,931.8 million, which was driven by net purchases of $1,878.8 million in marketable securities, $41.7 million used to purchase property and equipment, $11.1 million used to purchase equity and other investments, and $0.3 million used for purchasing and developing software.

Cash Flows From Financing Activities

Cash flows from financing activities are primarily related to public offerings, the issuance of the Notes, and exercises of stock options.

Net cash provided by financing activities in the year ended December 31, 2021 was $1,649.8 million driven by $1,541.2 million raised in our February 2021 public equity offering, and $108.6 million in proceeds from the issuance of Class A subordinate voting shares and Class B multiple voting shares as a result of stock option exercises. This compares to $3,557.4 million for the same period in 2020, driven by the $1,460.9 million raised in our May 2020 public equity offering, $1,117.6 million raised in our September 2020 public equity offering, $908.0 million in proceeds from the issuance of Notes in September 2020, and by $70.8 million which related to stock option exercises.

Contractual Obligations

Our principal commitments consist of our Notes and obligations under our operating leases for office and commercial space. The following table summarizes our contractual obligations as of December 31, 2021:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Convertible senior notes(1)	$1,150	$2,300	$921,150	$—	$924,600
Bank indebtedness	—	—	—	—	—
Operating lease and unconditional purchase obligations(2)	125,935	175,562	114,394	366,329	782,220
Total contractual obligations	$127,085	$177,862	$1,035,544	$366,329	$1,706,820

(1) $920,000 of the payments due in three to five years may be settled in Class A subordinate voting shares instead of cash, at our option.
(2) Consists of payment obligations under our office, warehouse and commercial space leases as well as other unconditional purchase obligations.

Litigation and Loss Contingencies

On December 1, 2021, five publishers of educational materials and two of their respective parent companies (the Plaintiffs) filed a claim against the Company in the U.S. District Court for the Eastern District of Virginia for contributory and vicarious copyright infringement and contributory trademark infringement. The Plaintiffs allege that certain merchants who use the Company’s platform and services are engaged in the sale of pirated digital textbooks in violation of the Plaintiffs’ rights, and that the Company has not taken legally adequate steps to curb this alleged infringement. The Plaintiffs seek statutory damages for the alleged copyright infringement. The case is in its early stages and the Company is unable to predict the ultimate resolution of the matter, including the likelihood or magnitude of a possible eventual loss, if any, at this time. The Company has filed its answer to the Plaintiffs’ complaint on January 28, 2022 and intends to defend the case.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases and other unconditional purchase obligations and contingencies (which have been disclosed above under "Contractual Obligations and Litigation and Loss Contingencies").

Risks and Uncertainties

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in the fair values of our equity and other investments, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

We are also exposed to other uncertainties as the COVID-19 pandemic continues to evolve. For further discussion of these risks and uncertainties see "Risk Factors" in our annual information form.

Foreign Currency Exchange Risk

While the majority of our revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, our earnings are adversely affected by an increase in the value of the CAD relative to the USD. As our operations continue to expand internationally, we may observe additional risk in other foreign currencies, including the GBP and EUR, as a result of offering local currency billing options and additional operating expenses. Foreign currency forward contracts are used to hedge against the earning effects of foreign currency fluctuations.

Effect of Foreign Exchange Rates

The following non-GAAP financial measure converts our revenues, cost of revenues, operating expenses, and income from operations using the comparative period's monthly average exchange rates:

	Years ended December 31,
	2021			2020
	GAAP Amounts As Reported	Exchange Rate Effect (1)	At Prior Year Effective Rates (2)	GAAP Amounts As Reported
	(in thousands)
Revenues	$4,611,856	$(6,788)	$4,605,068	$2,929,491
Cost of revenues	(2,130,712)	6,807	(2,123,905)	(1,387,971)
Operating expenses	(2,212,501)	17,573	(2,194,928)	(1,451,367)
Income from operations	$268,643	$17,592	$286,235	$90,153
(1) Represents the increase or decrease in GAAP amounts reported resulting from using the comparative period's effective CAD-USD foreign exchange rates.
(2) Represents the outcome that would have resulted if the comparative period's effective CAD-USD foreign exchange rates are applied to the current reporting period.

This effect of foreign exchange rates on our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the above non-GAAP disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in the CAD to USD exchange rate and to assist investors in understanding our financial and operating performance. The effect of period to period operating results associated with fluctuations in the GBP to USD exchange rate did not have a material impact on our results. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

Fair Value Measurements of our Equity and Other Investments

Our equity and other investments are subject to risk due to fluctuations in the fair value of our equity investments in public companies with readily determinable fair values, observable changes or impairments associated with our equity investments in private companies without readily determinable fair values and changes in the fair value of our investment in convertible notes of a private company. The results from these changes may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities in our cash management program totaling $7,768.1 million as of December 31, 2021. The cash and cash equivalents are held for operations and working capital purposes. Our investments within cash, cash equivalents and marketable securities are made for capital preservation purposes. We do not enter into these types of investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

In July 2021, we invested $200.0 million in a private company through the purchase of convertible notes. This investment is classified as an available-for-sale debt security, for which we have elected to account for under the fair value option. The investment is carried at fair value at each balance sheet date and any movements in the fair value are recognized in net income. The fair value is determined based on a binomial pricing model in which the underlying entity's valuation and interest rates impact the market value of the investment.

In September 2020, we issued $920.0 million aggregate principal amount of Notes. The Notes have a fixed annual interest rate of 0.125%; accordingly, we do not have economic interest rate exposure on the Notes. However, the fair market value of the Notes is exposed to interest rate risk. Generally, the fair market value of our fixed interest rate Notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair market value of the Notes will generally fluctuate as the price of our Class A subordinate voting shares fluctuates. On our balance sheet, we carry the Notes at face value less debt offering costs, plus any amortization of offering costs, and we present the fair value for required disclosure purposes only.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, equity and other investments, debt securities and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada (EDC), a wholly-owned corporation of the Government of Canada, who is AAA rated as at December 31, 2021. The Company’s policies cover certain merchant cash advances and loans, subject under certain policies to minimum claim requirements and regional restrictions. The Company pays EDC a monthly premium based on total eligible dollars advanced, and records this as general and administrative expense in the consolidated statements of operations and comprehensive income. All policies include a deductible set at either a specified dollar loss threshold or calculated as a percentage of eligible advances issued. After considering the Company’s deductible and the insurer's maximum liability under the policies, the majority of the Company's gross outstanding balance of merchant cash advances and loans as at December 31, 2021 is covered. The receivable related to insurance recoveries, if any, is included in the merchant cash advances, loans and related receivables balance. The Company mitigates the risks associated with its equity and other investments and debt securities through its diligence process performed prior to investing. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables. Potential ongoing effects from the novel coronavirus (COVID-19) on the Company's credit risk have been considered and have resulted in adjustments to the Company's allowances for expected credit losses on contract balances and merchant cash advances and loans. The Company continues its assessment given the fluidity of COVID-19's global impact.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures, and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the United States Securities and Exchange Commission ("SEC") in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2021 and have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2021.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at December 31, 2021. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2021.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as at December 31, 2021 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on the audited consolidated financial statements for December 31, 2021.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2021, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as significant accounting policies and estimates, which we discuss below and in further detail in Note 3 - Significant Accounting Policies of our audited consolidated financial statements for the year ended December 31, 2021.

Revenue Recognition

Our sources of revenue consist of subscription solutions and merchant solutions. Arrangements with merchants do not provide the merchant with the right to take possession of the software supporting our hosting platform at any time and are therefore accounted for as service contracts. Our subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

The Company recognizes revenue to depict the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•Identify the contract with a customer;
•Identify the performance obligations in the contract;
•Determine the transaction price;
•Allocate the transaction price; and
•Recognize revenue when, or as, the Company satisfies a performance obligation.

The Company follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. The Company recognizes revenue from Shopify Shipping, the sales of apps, the sale of themes, card services from Shopify Balance and Shop Pay Installments on a net basis as the Company is not primarily responsible for the fulfillment of the promised service, does not have control of the promised service, and does not have full discretion in establishing prices for the promised service and therefore is the agent in the arrangement with customers. All other revenue is reported on a gross basis, as the Company has determined it is the principal in the respective arrangements. In the fourth quarter of 2021, the Company commenced recognizing revenue for the sale of themes on a net basis (as an agent) as a result of revised contract terms with its theme partners.

Inputs used to Fair Value Equity and Other Investments in Private Companies and Debt Securities

In connection with certain revenue contracts with customers, the Company, from time to time, receives non-cash consideration in the form of equity investments in the customer as a component of the transaction price. When the transaction price includes non-cash consideration, the non-cash consideration is measured as the fair value at the inception of the contract, and any changes in fair value of the equity investments after contract inception are excluded from revenue, and classified as "other income, net" in the consolidated statement of operations and comprehensive income. The estimated fair value of such consideration is determined using multiple valuation techniques, including the income approach and the market approach.

Loss Contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. The Company evaluates developments in legal matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. The Company may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including the likelihood or magnitude of a possible eventual loss, if any.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of February 10, 2022 there were 114,008,070 Class A subordinate voting shares issued and outstanding, and 11,943,661 Class B multiple voting shares issued and outstanding.

As of February 10, 2022 there were 222,886 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, of which 221,636 were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of February 10, 2022 there were 848,912 options outstanding under the Company’s Amended and Restated Stock Option Plan, of which 517,570 were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share. As of February 10, 2022 there were 28,340 options outstanding under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan, which the Company assumed on closing of its acquisition of 6RS on October 17, 2019. Of these options, 18,097 were vested as of such date. Each option is or will become exercisable for one Class A subordinate voting share.

As of February 10, 2022 there were 833,300 Restricted Share Units ("RSUs") and 933 Deferred Share Units ("DSUs") outstanding under the Company’s Amended and Restated Long Term Incentive Plan. Each such RSU or DSU will vest as one Class A subordinate voting share.